UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated July 29, 2013, announcing the closing of the Company's public offering of 558,333 shares of its newly designated 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Shares") at $24.00 per share.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: August 1, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc. Announces Closing of its $13.4 Million Public Offering of
9.00% Series C Cumulative Redeemable Perpetual Preferred Shares

Series C Preferred Shares expected to commence trading on NYSE under the symbol "TEUPRC"
on Tuesday, July 30, 2013

ATHENS, Greece, July 29, 2013 – Box Ships Inc. (NYSE:TEU) (the "Company") today closed its previously-announced public offering of 558,333 shares of its newly designated 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Shares") at $24.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses payable by the Company amounted to approximately $13.4 million. Neige International Inc., a company controlled by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, purchased $5.0 million of the Series C Preferred Shares, or 208,333 shares, sold in the offering at the public offering price. The Company has granted the underwriters a 45-day option to purchase up to an additional 52,500 Series C Preferred Shares on the same terms and conditions to cover over-allotments, if any.

Dividends will be payable on the Series C Preferred Shares at an initial rate of 9.00% per annum of the stated liquidation preference.

The Series C Preferred Shares have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "TEUPRC" and are expected to commence trading on the NYSE upon the open of trading on Tuesday, July 30, 2013.

The Company plans to use the net proceeds of the offering and approximately $7.2 million of its cash reserves to redeem all of its outstanding Series B-1 Preferred Shares.  In addition, the Company intends to repay a portion of its unsecured loan with Paragon Shipping Inc. with a current outstanding principal balance of $11.0 million, using amounts drawn from its cash reserves.

Maxim Group LLC, Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT: LTS), and MLV & Co. LLC acted as the joint bookrunning managers for the offering. National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB:NHLD), acted as the lead manager for the offering, and Aegis Capital Corp. and Global Hunter Securities acted as co-managers for the offering.

The offering was made pursuant to the Company's existing shelf registration statement previously filed with the Securities and Exchange Commission and declared effective.

The final prospectus supplement and the accompanying prospectus relating to the offering have been filed with the Securities and Exchange Commission ("SEC") and are available at the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering may also be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3745 or by email to syndicate@maximgrp.com).

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.5 years. The Company's common shares trade on the New York Stock Exchange under the symbol "TEU."

Forward-Looking Statements
Certain of the statements made in this press release are forward looking, such as those, among others, relating to the Company's expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300